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RECEIVED
2006 APR -7 P 3:43
FICE OF INTERNATIONAL
CORPORATE FINANCE

06012305

April 6, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on April 6, 2006.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at +31 20 60 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /M.O./

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

PROCESSED
APR 10 2006
THOMSON
FINANCIAL

dw 4/10

Wolters Kluwer

PRESS RELEASE

Contact:

Caroline Wouters	Oya Yavuz
Vice President	Vice President
Corporate Communications	Investor Relations
Wolters Kluwer nv	Wolters Kluwer nv
+ 31 (0)20 6070 459	+ 31 (0)20 6070 407
press@wolterskluwer.com	ir@wolterskluwer.com

Wolters Kluwer Appoints Piet Vrolijk as Manager Internal Audit

Amsterdam (April 6, 2006) - Wolters Kluwer, a leading multinational publisher and information services company, announced today that it has appointed Piet Vrolijk as Manager of Internal Audit for its worldwide corporate activities.

The internal audit function forms one of the pillars of corporate governance within Wolters Kluwer. It is tasked with independently examining, ensuring and evaluating (financial) compliance with Wolters Kluwer regulations. It also is responsible for monitoring the organization's internal controls, in accordance with Wolters Kluwer's adherence to the Dutch Corporate Governance Code.

In his new role, Mr. Vrolijk will lead the Internal Audit Department. He will continue to develop Wolters Kluwer's internal audit structure and performance in compliance with the International Standards for the Professional Practice of Internal Auditing (IIA), as well as implementing the overall work plan. He also will be responsible for executing the audit plan, developing the internal audit strategy, and building stronger bridges between global internal audit operations.

With over 14 years experience in auditing, Mr. Vrolijk has extensive expertise in this field, most recently as Director of Internal Audit at Nuon, a leading international energy provider. Prior to this position, Mr. Vrolijk was also a Senior Manager with PricewaterhouseCoopers, providing internal audit services to a range of stock listed companies.

Mr. Vrolijk has a Masters degree in business economics from the Erasmus University, Rotterdam, is a Certified Internal Auditor and Registered Accountant, and an active member of the Institute of Internal Auditors.

As of April 1, 2006, Mr. Vrolijk is based in Amsterdam and reports to Boudewijn Beerkens, CFO and member of the Executive Board of Wolters Kluwer nv.

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are health, corporate services, financial services, tax, accounting, legal, regulation, and education. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, see www.wolterskluwer.com.